U.S. Securities and Exchange Commission
                               Washington, D.C. 20549

                                     FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               CENTRACAN INCORPORATED
            -------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


                     Florida                                    65-0736042
      ---------------------------------------            ----------------------
         (State or Other Jurisdiction of                  IRS Employer ID Number
         Incorporation or Organization)


      c/o Olshan Grundman Frome et al
             65 East 55th Street
            New York, New York                                   10022
   ---------------------------------------                --------------------
  (Address of Principal Executive Offices)                    (Zip Code)


                                 (212) 451-2254
                           ---------------------------
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     Class is to be Registered                Each Class to be so Registered
    --------------------------                ------------------------------
       Not Applicable                                Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                   Common Stock, $.0001 par value per share
                   --------------------------------------
                             (Title of Class)

                                PART I

ITEM 1.    DESCRIPTION OF BUSINESS

General

         Centracan Incorporated, formerly known as Premier Supplements Corp. was incorporated in the State of Florida on March 21, 1997. From March 1997 to December 1997, Centracan was engaged in the distribution of vitamin and health products.

         In February 1998, the Company entered into an Asset Purchase Agreement with Healthcare Management Company, Inc., a Nevada corporation ("HMC"), whereby a subsidiary of Centracan would acquire all the capital stock of two foreign subsidiaries of HMC: Impacto Internacional de Montes de OCA, S.A., a Costa Rican corporation that owned and operated a magnetic resonance imaging facility, and Centro Medico Los Angeles Centracan, S.A., a Costa Rican corporation that owned and operated a cancer center in Costa Rico. In September 2000, Centracan paid $50,000 to HMC to terminate the Asset Purchase Agreement, releasing all parties from their obligations. The Company issued 4,000,000 pre-split shares of common stock to three individuals in consideration for the termination fee. At this time, the Company also issued 300,000 pre-split shares of common stock to four individuals for consulting services, and 160,000 pre-split shares of common stock to another consultant for services rendered.

         On March 27, 1997, we issued 400,000 pre-split shares of common stock at $.0001 per share to our initial promoters in consideration of services rendered, pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act").

         On March 27, 1997, we issued 625,000 pre-split shares of common stock at $.04 per share to accredited investors pursuant to Rule 504 of Regulation D under the Act. On March 31, 1997, we issued an additional 357,142 pre-split shares of common stock at $.07 per share to accredited investors pursuant to Rule 504 of Regulation D under the Act.

         On September 18, 1997, we issued 200,000 pre-split shares of common stock to a consultant for services rendered pursuant to Section 4(2) of the Act.

         On November 18, 1997, we effected a 1 for 25 reverse stock split of our common stock. On July 29, 2003, we effected a 1 for 23 reverse stock split of our common stock. Unless otherwise noted, all references to common stock herein reflect these reverse stock splits.

         On March 13, 1998, we issued 1,351,914 pre-split shares of common stock to eleven individuals at $.023 per share pursuant to Section 4(2) of the Act.

         In December 2004, we issued (a) an aggregate of 90,000 shares of common stock to three individuals at $.01 per share; and (b) 50,000 shares to one individual for legal services rendered.

         Since 1998, we have not engaged in any business operations and have no business plan other than to acquire an operating company. As a result, we can be defined as a "shell" or "blank check" company, whose sole purpose is to locate and consummate a merger or acquisition with a private entity.

         We are filing this registration statement on a voluntary basis because our primary attraction as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to our present stockholders.

                               RISK FACTORS

         Our business is subject to numerous risk factors, including the following:

We have no operating history for evaluating our future business prospects.

         We were incorporated in the State of Florida in 1997, and engaged in the distribution of vitamin and health products from March to December 1997. Since then, we have no operating history nor any revenues or earnings from operations. We have little or no tangible assets or financial resources, and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will probably result in our incurring net operating losses that will increase continuously until we can consummate a business combination with a profitable business opportunity.

There is no assurance that our proposed operations will be successful.

         The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While we intend to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control. There is no assurance that we will identify such a business opportunity and consummate such a business combination.

State blue sky registration laws restrict the resale of our stock.

         Transferability of our common stock is very limited because a significant number of states have enacted regulations pursuant to their securities laws, or so-called "blue sky" laws, restricting or prohibiting the initial sale and subsequent resale of securities of "blank check" companies like ours within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register our securities for sale or resale within their states. Because of these regulations, we currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of its securities to residents of any state that prohibit such resale, or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until subsequent to consummation of a business combination, if at all.

We face competition for business opportunities and combinations, and as a result we may never complete a merger or acquisition.

         We are, and will continue to be, an insignificant participant in the business of seeking mergers, joint ventures, and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than we do, and consequently, we are at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we also compete in seeking merger or acquisition candidates with numerous other small public companies.

Our officers and directors will only devote part time efforts due to their involvement in other business interests, which may further limit our likelihood of success.

         While seeking a business combination, our officers and directors anticipate devoting up to twenty hours per month to our business. They will be the only people responsible in conducting our daily operations, including searches, evaluations, and negotiations with potential merger or acquisition candidates. We have not entered into any written employment agreement with any officers or directors and do not expect to do so in the foreseeable future.
We have not obtained key man life insurance on any officer or director.

We may have potential business conflicts of interest with other companies formed by our officers and directors, which may not necessarily be favorable to us.

         Our officers and directors participate in other business ventures that may compete directly with ours, including three other blank check companies. Additional conflicts of interest and non-arms length transactions may also arise in the future. We have adopted a policy that we will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include that certain of our officers and directors remain in the new combination. Our officers and directors would directly benefit from such employment. Such benefits may influence our officers and directors choice of a target company. Our Articles of Incorporation provide that we indemnify our officers and directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used, or attached, to satisfy any liabilities subject to this indemnification.

Our lack of market research or marketing organization could adversely affect our ability to successfully find and conclude a merger or acquisition.

         We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing a business combination.

If we are characterized as an investment company, we face significant legal requirements that have the potential to subject us to substantial liability and increase our costs of doing business.

         Although we will be subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"), we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we are not engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and would incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of the Act would subject us to material adverse consequences.

A consummated merger or acquisition will likely result in a change in control, and our current management will no longer have power to influence us.

         A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of their common stock, or resign as members of the Board of Directors. The resulting change in our control could result in the removal of our current management and a corresponding reduction in or elimination of their participation in our future affairs.

Taxation concerns may influence whether a future identified business opportunity proceeds.

         Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the target entity and us; however, there can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Requirement of audited financial statements may disqualify business opportunities.

         Section 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the target entity acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

I
                                      6

TEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

         We intend to seek to acquire assets or shares of an entity actively engaged in business that generates revenues, in exchange for its securities, although we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.

Results of Operation

         We have not had any operating income since 1998. As of June 30, 2007, we had an accumulated deficit of $287,920, comprised of costs mainly associated with administrative expenses.

General Business Plan

         Our purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies that desire to seek the perceived advantages of a public reporting company. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive to our virtually unlimited discretion to search for and enter into potential business opportunities. We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         Our executive officers and directors intend to contact a number of broker-dealers, investment bankers, venture capitalist and other members of the financial community likely to find us a suitable vehicle capable of meeting the needs of their clients, associates and contacts. We cannot be sure that these efforts will in fact result in our being presented with any private companies seeking to consummate a reverse merger/acquisition transaction. To date, we have not been approached and have not approached any person or entity with regard to any specific proposed reverse merger/acquisition transaction.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous companies seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include:

    o Providing increased liquidity for its existing principals and stockholders.

    o Facilitating or improving the terms by which additional equity financing may be sought.

    o Creating an "alternative currency" (i.e., publicly traded shares) that can be used for acquisitions.

    o Providing increased liquidity for incentive stock option plans or similar employee benefit plans in order to attract and retain key employees.

    o    Providing an exit mechanism or retirement strategy for its owners.

         Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         We have, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets which going public through an initial public offering would provide. There is, however, significant other benefits to going public through a merger or acquisition transaction with a blank check company such as ours, as opposed to an initial public offering, which management believes will make us attractive to a potential merger or acquisition candidate, such as:

    o The costs are significantly less than the costs required for an initial public offering.

    o The time required completing a merger or acquisition transaction with a blank check company is considerably less than for an initial public offering.

    o Additional risks are involved in an initial public offering in that the initial public offering may be withdrawn due to an unstable market condition even after most of the up-front costs have been expended.

    o Initial public offerings generally require greater attention from top management.

    o While an initial public offering requires a business to have a relatively long and stable earnings history, the lack of an earnings history does not normally keep a private company from completing a merger or acquisition transaction with a blank check company.

    o    The private company does not require an underwriter.

    o    There is less dilution of ownership control.

         The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         Management believes that any transaction, whether a merger or acquisition with a private company will require us to issue a substantial majority of our common stock to the owners of the private company in exchange for all of their privately held shares. The transaction will effectively result in the owners and management of the private business acquiring actual or effective operating control of us, with our existing stockholders continuing only as minority passive investors. This type of transaction is popularly known as a "reverse merger" or "reverse acquisition." It is referred to as a reverse merger or reverse acquisition because, although for legal purposes, we will acquire the private company, the transaction can be viewed as if we have been acquired by the private company due to the fact that the former owners of the private company will own a substantial majority of our common stock after the transaction.

         The Securities and Exchange Commission considers this type of reverse merger/acquisition transaction to be a capital transaction in substance, rather than a business combination. That is, the transaction will be equivalent to the issuance of stock by the private company for our net monetary assets, accompanied by a recapitalization. As a result, our post-reverse merger/acquisition comparative historical financial statements will be those of the private company, with appropriate footnote disclosure concerning the changes in the capital structure of the private company effected at the reverse merger/acquisition transaction date.

Evaluation of Acquisition Opportunities

         We intend to request that we be provided with written materials regarding the private company, prior to considering a reverse merger/acquisition transaction with that company. We will request such items as:

    o    a description of products, service and company history;

    o    management resumes;

    o    audited financial information;

    o available projections with related assumptions upon which they are based;

    o    an explanation of proprietary products and services;

    o evidence of existing patents, trademarks or service marks or rights thereto;

    o    present and proposed forms of compensation to management;

    o a description of transactions between the privately-held company and its affiliates during relevant prior periods;

    o    a description of present and required facilities;

    o    an analysis of risks and competitive conditions;

    o    a financial plan of operation and estimated capital requirements; and

    o    other information deemed relevant.

         We will endeavor to personally meet with management and key personnel of companies that are serious candidates for concluding a reverse merger or acquisition. We will also attempt to obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources. We will not acquire or merge with any company for which current audited financial statements cannot be obtained prior to closing the proposed transaction. Requiring audited financial statements prior to closing will ensure that we can meet our regulatory filing obligations for such transactions at the time of closing.

         We intend to take into consideration the following factor when analyzing a company for its potential as a reverse merger/acquisition candidate:

    o Potential for growth, indicated by new technology, anticipated market expansion or new products;

    o Competitive position as compared to other companies of similar size and experience within the privately-held company's industry segment as well as within the industry as a whole;

    o Strength and diversity of management, either in place or scheduled for recruitment;

    o Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

    o The extent to which the business of the privately-held company can be advanced;

    o The regulatory environment within the privately-held company's industry;

    o The market performance of equity securities of similarly situated companies in the privately-held company's industry; and
    o Reputation of owners, principals and/or managers for complying with and not violating federal and/or state securities laws.

         The time, effort and expense required to evaluate a private company for a reverse merger/acquisition transaction with us and to effectuate such a transaction cannot be predicted with any degree of accuracy. We do not have any full-time employees and our executive officers and directors, are not required to devote any specific amount of time to our business.

         We do not foresee entering into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. Should we determine in the future, contrary to foregoing expectations that a transaction with an affiliate would be in our best interests, Florida law generally permits us to enter into such a transaction.

Competition

         We expect to encounter substantial competition in our efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than us and will therefore be in a better position to obtain access to attractive business opportunities. We also will possibly experience competition from other public "shell" companies, some of which may have more funds available than we do.

Employees

         We are an inactive company and currently have no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. There is no current plan under which, remuneration may be paid to, or accrued for the benefit of, our officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered.

Federal Tax Implications

         The reverse merger/acquisition transaction that we are expected to engage in with a private company will involve the sale or exchange of our common stock for the stock of the private company held by its owners.

         Generally, gains from the sale or exchange of stock are subject to federal taxation. However, the Internal Revenue Code allows tax-free treatment for certain types of corporate acquisition transactions. The theory behind permitting corporate acquisitions without imposition of tax lies in the assumptions that the acquiring corporation will substantially continue the business of the acquired corporation and that the owners of the acquired corporation will retain an ownership interest in the acquirer. Neither the corporations nor their shareholders will be subject to tax if these assumptions are indeed facts since the transaction will be viewed as a continuation of the business in a modified form by substantially the same owners rather than the sale of a business to an unrelated party. For purposes of tax law alone, the various forms of tax-free acquisitions are referred to as "reorganizations."

         We believe that the owners of a private company will find us to be an attractive merger or acquisition partner if the merger or acquisition transaction that we effectuate is designed so as to constitute a tax-free reorganization. Therefore, we will endeavor to structure the reverse merger/acquisition transaction to meet the tax-free reorganization provisions of Section 368(a)(1) or Section 351 of the Internal Revenue Code. To meet the requirements of Section 368(a)(1) or Section 351 of the Internal Revenue Code, it will probably be necessary for us to issue to the owners of the private business 80% or more of our voting Common Stock. Management expects that we will be successful in structuring a reverse merger/acquisition transaction with a private company as a reorganization. As such, management believes that the exchange of stock in a private company that is held by its owners for our stock will be exempt from taxation by the Internal Revenue Code. There is no assurance that we will be able effectuate a reverse/merger transaction, or, if we do, that we will be successful in structuring it as a tax-free reorganization.

Securities Law Implications

         We anticipate that when our securities are issued to the owners of an acquired private company, these securities will be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the reverse merger/acquisition transaction, we may agree to register such securities either at the time the transaction is closed, under certain conditions, or at specified times thereafter.

Indemnification

         We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at our request. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was our employee.

ITEM 3.   DESCRIPTION OF PROPERTY.

         We have no property. We do not currently maintain an office or any other facilities. We currently maintain a mailing address at 65 East 55th Street, New York, New York 10022, which is the business address of one of our major shareholders and promoter, Robert L. Frome. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of June 30, 2007, the number of shares of common stock beneficially owned by executive officers, directors and persons who hold 5% or more of our outstanding common stock. Also included are the shares held by all executive officers and directors as a group.

Name and Address                   Amount and Nature of             Percent
Of Beneficial Owner                Beneficial Owner (1)             of Class (1)
--------------------------------------------------------------------------------
Jerome Goubeaux                           30,000                            7.6%
41 John Street
New York, NY 10038

Ken Roberts                               30,000                            7.6%
7115 Boulevard East
North Bergen, NJ 07047

MF Greenberg Investment Trust             3,505,248 (2)                    91.9%
Donald Greenberg, Trustee
1691 Michigan Ave., Suite 425
Miami Beach, FL  33139

Robert L. Frome                         1,035,043 (3)                      75.4%
c/o Olshan Grundman Frome et al.
65 East 55th St.
New York, NY 10022

Michael Wainstein                        54,609                            13.9%
120 Everit Avenue
Hewlett, NY 11557

Michael Freedman                         50,000                            12.7%
11 Bayside Ave.
Port Washington, NY 11050

Richard Talley                           40,218 (4)                        10.2%
800 Fifth Ave., Apt. 9E
New York, NY 10021

All officers and directors               60,000                            15.3%
as a group (2 persons).

Notes:

1. Applicable percentage ownership is based on 392,457 shares of common stock outstanding as of June 30, 2007. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.

2. Includes convertible promissory notes convertible into 3,420,900 shares of common stock.

3. Includes (a) convertible promissory note convertible into 1,035,043 shares of common stock, and (b) 1,739 shares held by Frome & Co., of which Mr. Frome is General Partner.

4. Includes 6,957 shares held by Talley & Company, Inc., of which Mr. Talley is President.


ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our executive officers and directors are as follows:

Name                               Age                    Position
----                               ---                    --------
Jerome Goubeaux                    38                     President and Director

Ken Roberts                        69                     Secretary and Director


         Our directors and officers will devote time to our affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time that they will devote to our affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Jerome Goubeaux has served as our president and director since December 2004. Since 2005, he has served as president and director of Multi Solutions, Inc., a New Jersey blank check company, and its subsidiary Multi Soft, Inc. Since 1999, Mr. Goubeaux has been president of Bankstreet, Inc., a video advertising company. Prior to that, he worked in institutional sales for several large financial firms. In 1991, Mr. Goubeaux graduated from Swarthmore College in Pennsylvania with a B.A.

Ken Roberts has served as our secretary and director since December 2004. Since 2005, he has served as secretary and director of Multi Solutions, Inc., a New Jersey blank check company, and its subsidiary Multi Soft, Inc. Since 2001, Mr. Roberts has been president of Cero, Inc., a distributor of high-technology software products. From 1996 to 2001, he was executive vice president of BMS, Inc., a marketer of computer software for telephone back-office operations.
Mr. Roberts graduated from West Virginia Wesleyan College in 1960. He received an M.A. in economics from West Virginia Wesleyan College in 1962.

Prior Experience with Blank Check Companies

         Jerome Goubeaux and Ken Roberts, each an officer and director, are officers and directors of two blank check companies, Multi Solutions, Inc., and its subsidiary Multi Soft, Inc. Multi Solutions, Inc. is a public reporting company trading on the pink sheets, though no trading market currently exists. Other than these two companies, no member of our management has been involved in any previous blank check offerings.

Investment Company Act of 1940

         Although we will be subject to regulation under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. We presently desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.


Investment Advisers Act of 1940

         We are not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

ITEM 6.    EXECUTIVE COMPENSATION.

         Our officers and directors do not receive any compensation for their services rendered to us, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with us.

         Our officers and directors will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement our business plan outlined herein. However, our officers and directors anticipate receiving benefits as beneficial shareholders of the Company.

         We have not adopted a retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Between December 31, 1997 and the year ended December 31, 2006, the Company executed eleven promissory notes aggregating a total of $24,409 to Atlas Equity Group, Inc. Michael Farkas was a major shareholder in the Company, has been a promoter for the Company within the past five years, and is the beneficial owner of Atlas Equity Group, Inc. The promissory notes bear interest of 10% per annum. On December 22, 2005, the promissory notes aggregating a total of $24,429 were assigned to MF Greenberg Investment Trust. All other terms of the promissory notes remain the same.

         In January 2005, the Company executed one promissory note for $9,800 to Atlas Equity Group, Inc. On December 22, 2005, this promissory note for $9,800 was assigned to MF Greenberg Investment. All other terms of the promissory note remains the same

         In January 2005, the Company executed one promissory note for $9,800 to Robert Frome, a shareholder and promoter of the Company.

         In February 2001, Hanover Capital Corp. paid operating expenses on behalf of the Company totaling $2,718, which is still owed as of December 31, 2006 and 2005. Robert Frome, a shareholder and promoter of the Company, is the beneficial owner of Hanover Capital Corp.


         On December 1, 2004, Ken Roberts, Jerome Goubeaux, our sole officers and directors, and Richard Talley, a shareholder and promoter, purchased 90,000 shares of common stock of the Company for an aggregate consideration of $900 to be paid in the form of a non-recourse promissory note. The promissory note is in the principal amount of $900. The note is secured by the 90,000 shares of the Company's common stock. The note is reflected in the financial statements as a stock subscription receivable as of December 31, 2004. The note was paid in full on January 14, 2005

Promoters and Control Persons

Michael Farkas

         Michael Farkas has been a promoter for the Company during the past five years. Mr. Farkas is a principal of Atlas Equity Group, Inc. and The Farkas Group, Inc., each a shareholder of the Company. He is also a beneficiary of the MF Greenberg Investment Trust, a major shareholder of the Company. Mr. Farkas has no voting or dispositive control over the shares held by the Trust. Mr. Farkas received 1,940,000 shares individually as compensation for his activities in promoting the Company by seeking acquisitions. In December 2005, Atlas Equity Group assigned an aggregate of $34,209 convertible promissory notes to MF Greenberg Investment Trust. The convertible promissory notes are convertible at $.01 per share, or 3,420,900 shares of common stock.

Robert L. Frome

         Robert L. Frome has been a promoter for the Company during the past five years. Mr. Frome received 55,043 shares of common stock as consideration for his services in seeking an acquisition target for the Company. Mr. Frome is the holder of a $9,800 convertible promissory note convertible into 980,000 shares of common stock at $.01 per share.

ITEM 8.    DESCRIPTION OF SECURITIES.

Common Stock

         Our Articles of Incorporation authorize the issuance of 60,000,000 shares, of which 50,000,000 shares is common stock having a par value of $.0001 per share. As of the June 30, 2007, there are 392,457 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted on by the owners thereof at shareholder meetings. The holders of shares of common stock do not have a cumulative voting right, which means that the holders of more than 50% of such outstanding shares can elect all of the Company's directors.

Preferred Stock

         We are authorized to issue 10,000,000 shares of preferred stock with such rights and preferences, and in such series, as the Board of Directors, in its sole discretion, may determine from time to time. The Company has not designated any series of preferred Stock and presently has no plans to do so, although preferred stock may be utilized in making acquisitions

Dividend Policy

         It is unlikely that the Company will declare or pay cash dividends in the foreseeable future.

Transfer Agent

         Continental Stock Transfer & Trust Company has been appointed the transfer agent of our common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Price

         Currently, we have 392,457 shares of common stock issued and outstanding. Although our common stock trades on the pink sheets under the symbol CTCJ.PK, no market exists. It is unlikely that a market will develop until the completion of a merger or acquisition. It is likely if any such trading market developed it would be on the over the counter markets and be considered a "penny stock." There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         As of June 30, 20076, there were approximately 37 holders of our common stock, excluding the holders of 12,546 shares held in street name.

         The Securities and Exchange Commission and National Association of Securities Dealers have adopted the position that securities of blank check companies issued to affiliates and non-affiliates are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement. Since we are a deemed to be a blank check company, a significant percentage of our currently outstanding shares of common stock will not be eligible for resale until they have been qualified by a registration statement.

         In general, under Rule 144, a person who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.


Trading of Securities in Secondary Market

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the
                                      17
holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, many of our security holders cannot rely on Rule 144 for resale transactions and therefore can only be resold through registration under the Securities Act.

         After a business combination, we may apply for quotation of our securities on the NASD OTC Bulletin Board. On April 7, 2000, the Securities and Exchange Commission issued a new ruling with regard to the reporting status under the Exchange Act of a non-reporting company after it acquired a reporting "blank check" company. The SEC has revised its ruling that such Company would be a successor issuer to the reporting obligation of the "blank check" company by virtue of Commission Rule 12g-3(a). Under the system, the concept of succession in part depends upon the nature of the company being succeeded. Thus, in Rule 12b-2, the definition of "succession" requires "the direct acquisition of the assets comprising a going business." The SEC stated a "blank check" company did not seem to satisfy these criteria. Consequently, Rule 12g-3(a) would not be applicable, and the non-reporting company would have to file a Form 10 or Form 10-SB registration statement in order to become an Exchange Act reporting company. Nonetheless, the SEC recognized the long-standing availability of the "back door" registration procedure where a going business was acquired, and concluded that if we could provide the same, or at least some minimally acceptable level of information as issuers do in appropriate Rule 12g-3(a) cases, the SEC would raise no objection to the procedure. The same level of information is the information required by Form 10 or Form 10-SB. A minimally acceptable level of information is complete audited and pro forma financial statements required by those forms. This information must be filed on Form 8-K12(g)3 within 15 days of the succession.

         The Form 8-K12(g)3 filing is the seminal event in this "back door" filing procedure under the Exchange Act for the new combined operating company. It is a particularly critical event where a formerly non-reporting company acquires a reporting "blank check" company. For this reason, the SEC treats these Form 8-K12(g)3 "back door" filings in the same way it treats Form 10 and Form 10-SB filings. The SEC subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures presented. Any disclosure deficiencies in the Form 8-K12(g)3 may impact the informed nature of trading markets for these securities. In accordance with its customary procedure for processing Exchange Act registration statements, the SEC will advise us of those situations where a Form 8-K12(g)3 "back door" registration has been selected for review, when they have issued comments on it and when those comments have been cleared by the staff.

         Therefore, if we enter into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the Form 8-K12(g)3 filing or the staff has cleared all of the comments. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

ITEM 2.    LEGAL PROCEEDINGS.

         We are not a party to any pending legal proceedings, and do not currently contemplate any such proceedings. None of our directors, officers, or affiliates, and no owner of record or beneficial owner of more than 5% of our securities, or any associate of any such director, officer or security holder is a party adverse to us, or has a material interest adverse to us in reference to any litigation.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Financial Statements included in this registration statement are in reliance upon Seligson & Giannattasio, LLP, independent Certified Public Accountants, as experts in accounting and auditing. There have been no changes or disagreements.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

         On December 1, 2004, Ken Roberts, Jerome Goubeaux, our sole officers and directors, and Richard Talley, a shareholder and promoter, purchased 90,000 shares of common stock of the Company pursuant to Section 4(2) of the Act, for an aggregate consideration of $900 to be paid in the form of a non-recourse promissory note. The promissory note is in the principal amount of $900. The promissory note is secured by the 90,000 shares of the Company's common stock, and is reflected in the financial statements as a stock subscription receivable as of December 31, 2004. The promissory note was paid in full on January 14, 2005

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation allow us, on a case-by-case basis, to indemnify our directors and officers to the fullest extent permitted by Florida law. Florida law presently provides that in the case of a non-derivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo-contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

         With respect to derivative actions, Florida law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

         INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING US, FOR LIABILITIES ARISING UNDER THE SECURITIES ACT, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS
THEREFORE UNENFORCEABLE.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
FINANCIAL  STATEMENTS  AS OF DECEMBER 31, 2006
AND FOR THE YEARS ENDED  DECEMBER 31, 2006
AND 2005 AND FOR THE PERIOD MARCH 21, 1997
(DATE OF INCEPTION)  THROUGH DECEMBER 31, 2006

CENTRACAN, INC.
(A Development Stage Company)

TABLE OF CONTENTS
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND FOR THE YEARS
ENDED DECEMBER 31, 2006 AND 2005 AND FOR THE PERIOD MARCH 21, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006

Balance sheet                                                                2

Statements of operations                                                     3

Statements of stockholders' deficiency                                      4-5

Statements of cash flows                                                    6-7

Notes to financial statements                                               8-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Board of Directors
Centracan, Inc.

We have audited the accompanying balance sheet of Centracan, Inc. (a development stage company) as of December 31, 2006 and the related statement of operations, change in stockholders' deficiency and cash flows for the years ended December 31, 2006 and 2005 and for the period March 21, 1997 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Centracan, Inc. as of December 31, 2006, and the result of its operations and its cash flows for the years ended December 31, 2006 and 2005 and the period March 21, 1997 (date of inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company. The realization of a major portion of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1. The financial statements do not include any adjustments that might result from this uncertainty.

Seligson & Giannattasio, LLP
White Plains, NY
May 7, 2007

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS
--------------------------------------------------------------------------------

     ASSETS                                                DECEMBER 31
                                                              2006
                                                          --------------
     CURRENT ASSETS:

      Cash                                                $        2,484
                                                          ---------------

      Total current assets                                $        2,484
                                                          ---------------

     TOTAL ASSETS                                         $        2,484
                                                          ===============

     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

     CURRENT LIABILITIES:

      Accounts payable and accrued expenses               $       90,552
      Accounts payable - related party                             2,918
      Notes payable - related party                               44,009
                                                          ---------------
      Total current liabilities                                  137,479
                                                          ---------------

     STOCKHOLDERS' DEFICIENCY:

      Preferred stock, par value $.0001 per share;
       10,000,000 shares authorized; none issued
       and outstanding                                                --
      Common stock, par value $.0001 per share;
       50,000,000 shares   authorized; 392,457 shares
       issued and outstanding                                         40
      Additional paid-in capital                                 137,008
      Deficit accumulated during the development stage          (272,043)
                                                          ---------------

      Total stockholders' deficiency                            (134,995)
                                                          ---------------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY       $       2,484
                                                          ===============

     The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                YEAR ENDED                  FOR THE PERIOD
                                DECEMBER 31,                MARCH 21, 1997
                                                          (DATE OF INCEPTION) TO
                              2006            2005         DECEMBER 31, 2006
                          ------------    -------------   ---------------------
     DEVELOPMENT STAGE    $         0     $          0    $             24,728
     REVENUES
                          ------------    -------------   ---------------------
      Accounting                16,500          23,000                  95,571
      Advertising                    0               0                  30,560
      Bank charges                   0              10                     730
      Consulting fees                0               0                   5,082
      Legal fees                25,000               0                  48,947
      Licenses and taxes           200           1,575                   2,382
      Meals and
      entertainment                  0               0                   5,248
      Miscellanous
      expenses                       0               0                   1,828
      Office general                 0               0                   8,928
      Payroll and
      commissions                    0               0                  14,430
      Shareholder related
      services                    2000               0                   2,835
      Transfer agent fees            0           3,701                  19,007
                         -------------    -------------  ----------------------
     TOTAL DEVELOPMENT
     STAGE EXPENSES             43,700          28,286                 235,548
                         -------------    -------------  ----------------------
      LOSS FROM
      OPERATIONS              (43,700)         (28,286)               (210,820)

      LOSS ON INVESTMENT
      - HEALTHCARE                   0               0                 (50,016)

      INTEREST EXPENSE         (4,462)          (4,157)                (11,207)
                        -------------    -------------  -----------------------


      NET LOSS          $     (48,162)   $     (32,443) $             (272,043)
                        =============    =============  =======================
     LOSS PER COMMON
     SHARE
      Basic & diluted   $       (0.12)   $       (0.08)
                        =============    =============
      Weighted-average
      number of common
      shares
      outstanding             392,457          392,457
                        =============    =============




      The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
------------------------------------------------------------------------------

                                                                                                         DEFICIT
                                                                                                         ACCUMULATED
                                                    COMMON STOCK         ADDITIONAL     STOCK            DURING THE
                                                                         PAID-IN        SUBSCRIPTION     DEVELOPMENT
                                                 SHARES      AMOUNT      CAPITAL        RECEIVABLE       STAGE             TOTAL
                                                ----------  ----------  ------------  --------------  -----------------  ---------
Balance, March 21, 1997 (date of inception)          -           -             -             -                -              -
Common stock issued to founders of the Company     400,000          40         -             -                -                  40
Shares issued in private offering $.04 per share   625,000          62        24,938         -                -              25,000
Shares issued in private offering $.07 per share   357,142          36        24,964         -                -              25,000
Shares issued for consulting services               20,000           2         -             -                -                   2
Shares canceled for an investor                   (200,000)        (20)        -             -                -                 (20)
25 to 1 reverse stock split                     (1,154,056)       (115)          115         -                -              -
Loss during development stage for the year
ended December 31, 1997                              -            -            -             -                 (58,127)     (58,127)
                                                 ----------  ----------  ------------  --------------  -----------------  ---------
Balance, December 31, 1997                           48,086          5        50,017         -                 (58,127)      (8,105)
Shares issued in Asset Purchase Agreement to
Health care Merger Company                       12,200,000      1,220         -             -                -               1,220
Shares issued for consulting services             1,351,914        135        30,415         -                -              30,550
Loss during development stage for the year
ended December 31, 1998                              -            -            -             -                 (23,029)     (23,029)
                                                ----------  ----------  ------------  --------------  -----------------  -----------
Balance, December 31, 1998                       13,600,000      1,360        80,432         -                 (81,156)         636
Loss during development stage for the year
ended December 31, 1999                              -            -            -             -                     (54)         (54)
                                                ----------  ----------  ------------  --------------  -----------------  -----------
Balance, December 31, 1999                       13,600,000      1,360        80,432         -                 (81,210)          582
Termination of Asset Purchase Agreement to
Healthcare Merger Company                       (12,200,000)    (1,220)        -             -                -              (1,220)
Shares issued for payment made in Healthcare
Merger Company termination                        4,000,000        400        49,600         -                -               50,000
Shares issued for consulting services               300,000         30         3,051         -                -                3,081
Shares issued to Richard Tally for
termination of Healthcare Merger Company
agreement                                           160,000         16         1,984         -                -                2,000
Shares cancelled for Sean O'Connor                  (53,500)        (5)        -             -                -                  (5)
Loss during development stage for the year
ended December 31, 2000                              -            -            -             -                (57,848)       57,848)
                                                ----------  ----------  ------------  --------------  -----------------  -----------
Balance, December 31, 2000                        5,806,500        581       135,067         -               (139,058)       (3,410)


     The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY (continued)
-------------------------------------------------------------------------------

                                                                                                         DEFICIT
                                                                                                         ACCUMULATED
                                                    COMMON STOCK         ADDITIONAL     STOCK            DURING THE
                                                                         PAID-IN        SUBSCRIPTION     DEVELOPMENT
                                                 SHARES      AMOUNT      CAPITAL        RECEIVABLE       STAGE             TOTAL
                                              ------------  ----------  ------------  --------------  -----------------  ---------
Balance, December 31, 2000                      5,806,500   $     581   $   135,067   $       -       $      (139,058)   $ (3,410)
Loss during development stage for the year
ended December 31, 2001                               -            -          -               -                   (54)        (54)
                                             ------------  ----------  ------------  --------------  -----------------  ---------
Balance, December 31, 2001                      5,806,500         581       135,067           -               (139,112)    (3,464)

Loss during development stage for the year
ended December 31, 2002                               -            -          -               -                   (53)       (53)
                                             ------------  ----------  ------------  --------------  -----------------  ---------
Balance, December 31, 2002                      5,806,500         581       135,067           -               (139,165)    (3,517)
Reverse stock split 23-1                       (5,554,043)       (555)          555           -                 -           -
Loss during development stage for the year
ended December 31, 2003                               -           -           -               -                (18,020)   (18,020)
                                             ------------  ----------  ------------  --------------  -----------------  ---------
Balance, December 31, 2003                      252,457            26       135,622           -               (157,185)   (21,537)
Issuance of common stock                         90,000             9           891           (900)             -           -
Issuance of common stock                         50,000             5           495           -                 -             500
Loss during development stage for the year
ended December 31, 2004                               -            -           -              -                (34,253)   (34,253)
                                             ------------  ----------  ------------  --------------  -----------------  ----------
Balance, December 31, 2004                      392,457            40       137,008           (900)           (191,438)   (55,290)

Stock subscriptions received                          -            -           -               900               -            900
Loss during development stage for the year
ended December 31, 2005                               -            -           -                               (32,443)   (32,443)
                                             ------------  ----------  ------------  --------------  -----------------  ----------
Balance, December 31, 2005                      392,457            40       137,008           -               (223,881)   (86,833)

Loss during development stage for the year
ended December 31, 2006                              -             -           -                               (48,162)   (48,162)
                                             ------------  ----------  ------------  --------------  -----------------  ----------
Balance, December 31, 2006                      392,457            40       137,008           -               (272,043)  (134,995)
                                             ------------  ----------  ------------  --------------  -----------------  ----------


     The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY
STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                 YEARS ENDED                 FOR THE PERIOD
                                                                 DECEMBER 31,                MARCH 21, 1997
                                                                                           (DATE OF INCEPTION)
     OPERATING ACTIVITIES                                    2006              2005       TO DECEMBER 31, 2006
                                                          ---------------   ------------    --------------------
     Net loss                                              $     (48,162)   $    (32,443)   $          (272,043)

     Adjustment to reconcile net loss to net cash
     used by operations
       Shares issued for consulting services                            0              0                 36,148
       Shares issued for termination of HMC                             0              0                 50,000

     Changes in assets and liabilities
       Increase in accounts payable and accrued expenses           31,531         26,107                 90,552
       Increase in accounts payable and accrued expenses
       related party                                                    0            200                  2,918
                                                          ---------------   ------------    --------------------
     Net cash used by operating activities                        (16,631)        (6,136)               (92,425)
                                                          ---------------   ------------    --------------------
     FINANCING ACTIVITES
       Proceeds from promissory notes                                   0         24,351                 44,009
       Proceeds from issuance of common stock                           0            900                 50,900
                                                          ---------------   ------------    --------------------
       Net cash provided by financing activites                         0         25,251                 94,909
                                                          ---------------   ------------    --------------------
     INCREASE IN CASH                                             (16,631)        19,115                  2,484

     CASH, BEGINNING OF PERIOD                                     19,115              0                      0
                                                          ---------------   ------------    --------------------
     CASH, END OF PERIOD                                   $        2,484   $     19,115    $             2,484
                                                          ===============   ============    ====================


     The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS (continued)
-------------------------------------------------------------------------------

                                                                                     FOR THE PERIOD
                                                                                       MARCH 21, 1997
                                                               YEARS ENDED           (DATE OF INCEPTION)
                                                               DECEMBER 31,                   TO
                                                           2006       2005         DECEMBER 31, 2006
                                                           ----       ----         -------------------
     Supplemental cash flow information:
        Interest paid                                    $      0     $     0        $           0
                                                          ========     =======        =============
     Income taxes paid                                   $      0     $     0        $           0
                                                          ========     =======        =============
     Noncash investing and financing activities:
     Shares issued to founder for consulting services    $      0     $     0        $          81
                                                          ========     =======        =============
     Shares issued for legal services rendered           $      0     $     0        $         500
                                                          ========     =======        =============

      The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.       DESCRIPTION OF BUSINESS

         Premier Supplements, Corp. ("the Company") was incorporated on March 21, 1997 under the laws of the State of Florida. On May 15, 1998 the Company changed its name to Centracan, Inc. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the pharmaceutical industry. The Company intends to grow through internal development, strategic alliances and acquisitions of existing business. The Company is a development stage company and has had limited activity.

         GOING CONCERN

         The  accompanying  financial  statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the financial statements, development stage losses from March 21, 1997 (inception) to December 31, 2006 aggregated $272,043 and raise substantial doubt about the Company's ability to continue as a going concern. The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. Management's plans include the potential development of its own business or merging with an operating company. The Company anticipates that financing will be required until such time that the Company has been able to develop its own business or find an appropriate merger candidate. Currently, the Company can not determine when either will occur and as such the Company will need to obtain financing to cover its costs for the foreseeable future. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.

         The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and
         liabilities   and   disclosures  of contingent  assets and  liabilities
         as of the date of the financial statements and reporting period. Accordingly, actual results could differ from those estimates.

   CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


         BASIS OF PRESENTATION

         The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary in order to prepare the financial statements have been included.

         CASH AND CASH EQUIVALENTS

         For purposes of reporting cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


         CARRYING VALUES

         The  Company   reviews  the  carrying  values  of  its  long-lived  and
         identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.

         ADVERTISING

         The Company's  policy  for  reporting  advertising  expenditures is  to
         expense   them  as  they  are  incurred.  There  were  no  advertising
         costs   during   the    years   ended    December  31, 2006  and  2005.
         Advertising  costs  since  inception  have  totaled $30,560.

         INCOME TAXES

         The Company utilizes Statement of Financial Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in consolidated financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at the end of each period based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying consolidated financial statements have no provisions for deferred tax assets or liabilities.

  CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         NET LOSS PER SHARE

         The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments only if they are dilutive in nature with regards to earnings per share. Since the Company has incurred net losses for all periods, and since there are no convertible instruments, basic loss per share and diluted loss per share are the same.


         FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

         STOCK COMPENSATION

         Stock based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock and is amortized over the vesting period.

         The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires the company to disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

 CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In February 2006, the FASB issued FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140" ("FASB No. 155"). FASB No. 155 amends
         FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to
         Beneficial   Interests  in  Securitized Financial Assets."

         FASB No. 155:

         a.  Permits  fair   value   remeasurement   for  any  hybrid  financial
             instrument that contains an embedded derivative that otherwise would require bifurcation

         b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

         c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

         d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

         e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial
             instrument  that  pertains  to  a beneficial  interest   other than
             another   derivative financial instrument.
             FASB No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of FASB No. 155 may also be applied upon adoption of FASB No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of FASB No. 155.
             Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of FASB No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. The cumulative-effect adjustment should be disclosed gross (that is, aggregating gain positions separate from loss positions) determined on an instrument-by-instrument basis. Prior periods should not be restated.
         The Company does not believe there will be any effect on the financial statements upon adopting FASB No. 155.
         In March 2006, the FASB issued FASB Statement No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140" (FASB Statement No. 156"). FASB No. 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FASB No. 156 is effective for years beginning after September 15, 2006. The Company does not believe FASB No. 156 will have a material effect on the Company's financial statements.

         In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FASB No. 157"). FASB No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FASB No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

         FASB No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company is currently reviewing the potential effect of this statement on its financial statements. Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not believe FASB No. 158 will have any material effect on its financial statements.

         In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132R" ("FASB No. 158"). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This

3.       INCOME TAXES

         No provisions for income taxes have been made because the Company has sustained cumulative losses since the commencement of operations. At December 31, 2006 and December 31, 2005, the Company had net operating loss carryforwards ("NOL's") of $272,043 and $223,881 respectively, which will be available to reduce future taxable income which will expire through 2026.


         In accordance with SFAS No. 109 the Company has computed the components or deferred income taxes as follows.

                                                      December 31,              December 31,
                                                            2006                     2005
                                                      ------------              -----------

        Deferred tax assets                           $    92,495               $    76,120
        Valuation allowance                               (92,495)                  (76,120)
                                                      ------------              ------------


        Deferred tax asset, net                       $      -                  $      -
                                                      ============              ===========

                                      -13-

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INCOME TAXES (continued)



         At December 31, 2006 and December 31, 2005, a full valuation allowance has been provided as realization of the deferred tax benefit is not likely.

         The effective tax rate varies from the U.S. Federal statutory tax rate for both the periods ended December 31, 2006 and December 31, 2005, principally due to the following

         U.S. statutory tax rate                                  34%
         State and local taxes                                     0
         Valuation allowance                                     (34)
                                                               ------

         Effective rate                                            0%
                                                              =======

4.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Accounts payable and accrued expenses at December 31, 2006 and December 31, 2005 consisted of the following:

                                            December 31,           December 31,
                                                   2006                  2005

                                            -------------          ------------
         Accrued expenses, primarily        $     79,344           $     52,276
         professional fees
         Accrued interest                         11,208                  6,745
                                            -------------          ------------

         Total accounts payable and
         accrued expenses                   $      90,552           $    59,021
                                            =============          ============

5.       NOTE PAYABLE - RELATED PARTY

         Through December 31, 2006, the Company executed notes aggregating a total of $44,009. These notes include short-term borrowings of $19,600 with maturities of less then one year with an interest rate of 10% and long-term borrowings with maturity on January 1, 2007 and an interest rate of 10%. These short-term notes are convertible into shares of common stock at any time at the conversion rate of $.01 per share. The value of the conversion feature was not considered material. Long-term borrowings for December 31, 2006 and December 31, 2005 are $24,409 and $24,409, respectively.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.       STOCKHOLDERS' EQUITY

         On March 27, 1997 the Company issued 400,000 common shares to its co-founders in consideration for services rendered in formation of the company valued at $40. On October 8, 1997, 200,000 of these shares were canceled.

         On March 27, 1997 the Company issued 625,000 common shares in a stock offering at $.04 per share. The shares were issued in accordance with the exemption from registration provide by Rule 506 of Regulation D promulgated under the Securities Act of 1933.

         On March 31, 1997 the Company issued 357,142 common shares in a stock offering at $.07 per share. The shares were issued in accordance with the exemption from registration provide by Rule 506 of Regulation D romulgated under the Securities Act of 1933.

         On September 18, 1997,  the   Company  issued   20,000  shares  to   an
         individual for consulting services valued at $2.


         On November 17, 1997, the Company effected a 25-to-1 reverse stock split for each share of common stock then outstanding. The number of shares issued on that date, after giving effect to the reverse stock split was 48,086 (1,202,142 shares issued before the reverse split). The effects of the reverse split have been retroactively reflected as of March 21, 1997 (date of inception) in the balance sheet and statement of changes in stockholders' equity.

         On February 1, 1998, Centracan entered into a definitive Asset Purchase Agreement to acquire the existing net assets of Healthcare Merger Company, Inc. (HMC) in exchange for 12,200,000 shares of Centracan's common stock valued at $1,220.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.       STOCKHOLDERS' EQUITY (Continued)

         On March 13, 1998 the Company did a private offering to eleven individuals in which each shareholder paid approximately $.023 per share for a total of 1,351,914 shares valued at $30,550.

         On January 18, 2000 Centracan terminated its agreement with HMC in which the Company gave back the net assets of HMC in return for the 12,200,000 shares issued valued at $1,220.

         On September 28, 2000 the Company issued 4,000,000 shares to three individuals in exchange for $50,000 given to HMC to terminate the Asset Purchase Agreement. The Company also issued 300,000 shares in exchange for consulting services (53,500 of the shares were canceled on October 19, 2000) valued at $3,081 to four individuals and 160,000 shares to Talley & Company valued at $2,000.

         On July 29, 2003, the Company effected a 23-to-1 reverse stock split for each share of common stock then outstanding. The number of shares issued on that date, after giving effect to the reverse stock split was 252,457 (5,806,500 shares issued before the reverse split). The effects of the reverse split have been retroactively reflected as of March 21, 1997 (date of inception) in the balance sheet and statement of changes in stockholders' equity.

         On December 1, 2004, as a result of the Share Purchase Agreement (the Purchase Agreement) entered into between the Company and Ken Roberts, Richard Talley and Jerome Goubeaux (the Individuals). The individuals purchased 90,000 shares of common stock of the Company for an aggregate consideration of $900 to be paid in the form of a non-recourse promissory note. The promissory note is in the principal amount of $900. Such note is secured by the 90,000 shares of the
         Company's common stock. The note is reflected in the financial statements as a stock subscription receivable as of December 31, 2004. The note was paid in full on January 14, 2005.

         On December 20, 2004, the Company issued 50,000 shares to an individual for legal services valued at $.01 per share.

7.       RELATED PARTY TRANSACTIONS
         Between  December  31,  1997 and the year ended December  31, 2006, the
         Company executed promissory notes aggregating a total of $24,409 to Atlas Equity Group, Inc. Michael Farkas was a major shareholder in the Company and is the beneficial owner of Atlas Equity Group, Inc. The promissory notes bear interest of 10% per annum. On December 22, 2005, the promissory notes aggregating a total of $24,429 were sold to MF Greenberg Investment Trust. All other terms of the promissory notes remain the same.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.       RELATED PARTY TRANSACTIONS (continued)

         In January 2005, the Company executed one promissory note for $9,800 to Atlas Equity Group, Inc. of which Michael Farkas, who was a majority shareholder of the Company is a beneficial owner. On December 22, 2005, the promissory notes aggregating a total of $9,800 were sold to MF Greenberg Investment Trust. All other terms of the promissory notes remain the same

         In February 2001, Hanover Capital Corp. paid operating expenses on behalf of the Company totaling $2,718 which is still owed as of December 31, 2006 and 2005. Robert Frome, a shareholder of the Company is the beneficial owner of Hanover Capital Corp.

         In January 2005, the Company executed one promissory note for $9,800 to Robert Frome, a shareholder of the Company.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL  STATEMENTS
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
AND DECEMBER 31, 2006 AND FOR THE SIX
MONTH  PERIOD  ENDED  JUNE  30,  2007 AND
2006 AND FOR THE PERIOD MARCH 21, 1997
(DATE OF INCEPTION) THROUGH JUNE 30, 2007

CENTRACAN, INC.
(A Development Stage Company)


TABLE OF CONTENTS
--------------------------------------------------------------------------------


FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007 AND 2006 AND FOR THE PERIOD MARCH 21, 1997 (DATE OF INCEPTION) THROUGH JUNE 30, 2007

Balance sheets                                                                 1

Statements of operations                                                       2

Statements of cash flows                                                     3-4

Notes to financial statements                                                5-6

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------


                                                                                  (unaudited)
       ASSETS                                                                      JUNE 30,            DECEMBER 31,
                                                                                     2007                  2006
                                                                                ------------------   --------------

       CURRENT ASSETS:

             Cash                                                               $             234    $        2,484
                                                                                ------------------   --------------
             Total current assets                                                             234             2,484
                                                                                ------------------   --------------
       TOTAL ASSETS                                                             $             234    $        2,484
                                                                                ==================   ==============

       LIABILITIES AND STOCKHOLDERS' DEFICIENCY

       CURRENT LIABILITIES:

            Accounts payable and accrued expenses                               $          97,179    $       90,552
            Accounts payable - related party                                                2,918             2,918
            Notes payable - related party, indefault                                       24,409                --
            Notes payable - related party                                                  26,600            44,009
                                                                                ------------------   --------------
             Total current liabilities                                                    151,106           137,479
                                                                                ------------------   --------------

       STOCKHOLDERS' DEFICIENCY:

             Preferred stock, par value $.0001 per share; 10,000,000 shares authorized; none issued and outstanding
               at June 30, 2007 and December 31, 2006, respectively                            --                --
             Common stock, par value $.0001 per share; 50,000,000 shares authorized; 392,457 shares issued and outstanding
               at June 30, 2007 and December 31, 2006, respectively                            40                40
             Additional paid-in capital                                                   137,008           137,008
             Deficit accumulated during the development stage                            (287,920)         (272,043)
                                                                                ------------------   --------------
               Total stockholders' deficiency                                            (150,872)         (134,995)
                                                                                ------------------   --------------
               TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                   $             234    $        2,484
                                                                                ==================   ==============



   The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------


                                               (UNAUDITED)                         (UNAUDITED)
                                             SIX MONTHS ENDED                  THREE MONTHS ENDED                  (UNAUDITED)
                                                 JUNE 30,                             JUNE 30,                   FOR THE PERIOD
                                                 --------                             --------                   MARCH 21, 1997
                                                                                                              (DATE OF INCEPTION) TO
                                          2007                2006               2007               2006           JUNE 30, 2007
                                     ---------------     ---------------    ---------------     --------------  -------------------
DEVELOPMENT STAGE REVENUES            $           0       $         0         $         0        $         0     $          24,728
                                     ---------------     ---------------    ---------------     --------------  -------------------

DEVELOPMENT STAGE EXPENSES:

      Accounting                             13,200            12,700               6,600              6,350               108,771
      Advertising                                 0                 0                   0                  0                30,560
      Bank charges                               50                 0                  50                  0                   780
      Consulting fees                             0                 0                   0                  0                 5,082
      Legal fees                                  0            10,000                   0             10,000                48,947
      Licenses and taxes                        200               200                   0                  0                 2,582
      Meals and entertainment                     0                 0                   0                  0                 5,248
      Miscellanous expenses                       0                 0                   0                  0                 1,828
      Office general                              0                 0                   0                  0                 8,928
      Payroll and commissions                     0                 0                   0                  0                14,430
      Shareholder related services                0             2,000                   0              2,000                 2,835
      Transfer agent fees                         0                 0                   0                  0                19,007
                                     ---------------     ---------------    ---------------     --------------  -------------------
TOTAL DEVELOPMENT STAGE EXPENSES             13,450            24,900               6,650             18,350               248,998
                                     ---------------     ---------------    ---------------     --------------  -------------------

      LOSS FROM OPERATIONS                  (13,450)          (24,900)            (6,650)            (18,350)             (224,270)

      LOSS ON INVESTMENT - HEALTHCARE             0                 0                  0                   0               (50,016)

      INTEREST EXPENSE                       (2,427)           (2,213)            (1,290)             (1,112)              (13,634)
                                     ---------------     ---------------    ---------------     --------------  -------------------

      NET LOSS                        $     (15,877)      $   (27,113)        $   (7,940)        $   (19,462)    $        (287,920)
                                     ===============     ===============    ===============     ==============  ===================

LOSS PER COMMON SHARE
      Basic & diluted                 $       (0.04)      $     (0.07)        $    (0.02)        $     (0.05)
                                     ===============     ===============    ===============     ==============
Weighted-average number of common
shares outstanding                          392,457           392,457            392,457             392,457
                                     ===============     ===============    ===============     ==============

   The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------


                                                                          (unaudited)                         (unaudited)
                                                                        SIX MONTHS ENDED                     FOR THE PERIOD
                                                                             JUNE 30,                        MARCH 21, 1997
                                                                                                           (DATE OF INCEPTION)
OPERATING ACTIVITIES                                                2007                   2006             TO JUNE 30, 2007
                                                              ------------------     -----------------      ------------------
Net loss                                                        $      (15,877)       $       (27,113)       $       (287,920)

Adjustment to reconcile net loss to net cash
used by operations
       Shares issued for consulting services                                  0                     0                  36,148
       Shares issued for termination of HMC                                   0                     0                  50,000

Changes in assets and liabilities
       Increase in accounts payable and accrued expenses                  6,627                24,913                  97,179
       Increase in accounts payable and accrued expenses
       related party                                                          0                     0                   2,918
                                                              ------------------     -----------------      ------------------

       Net cash used by operating activities                             (9,250)               (2,200)               (101,675)
                                                              ------------------     -----------------      ------------------

FINANCING ACTIVITES
       Proceeds from promissory notes                                     7,000                     0                  51,009
       Proceeds from issuance of common stock                                 0                     0                  50,900
                                                              ------------------     -----------------      ------------------

       Net cash provided by financing activites                           7,000                     0                 101,909
                                                              ------------------     -----------------      ------------------

CHANGE  IN CASH                                                          (2,250)               (2,200)                    234

CASH, BEGINNING OF PERIOD                                                 2,484                19,115                       0
                                                              ------------------     -----------------      ------------------

CASH, END OF PERIOD                                             $           234       $        16,915        $            234
                                                              ==================     =================      ==================






   The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS (continued)

-------------------------------------------------------------------------------------------------------------------



                                                                                                (unaudited)
                                                                                               FOR THE PERIOD
                                                                       (unaudited)             MARCH 21, 1997
                                                                    SIX MONTHS ENDED         (DATE OF INCEPTION)
                                                                         JUNE 30,                    TO
                                                                   2007            2006         JUNE 30, 2007
                                                                   ----            ----         -------------
Supplemental cash flow information:
     Interest paid                                           $            0  $            0  $              0
                                                               ============   =============   ================
     Income taxes paid                                       $            0  $            0  $              0
                                                               ============   =============   ================

Noncash investing and financing activities:
     Shares issued to founder for consulting services        $            0 $             0 $              81
                                                               ============   =============   ================
     Shares issued for legal services rendered               $            0 $             0 $             500
                                                               ============   =============   ================

   The accompanying notes are an integral part of these financial statements.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.                ORGANIZATION

              Interim Financial Information - The unaudited condensed financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The condensed financial statements should be read in conjunction with the description of business and management's plan of operations, contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. The results of operations for the six and three months June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007, or for any future period. In the opinion of management, the accompanying financial statements of Centracan, Inc., contains all adjustments necessary to present fairly the Company's financial position as of June 30, 2007 and December 31, 2006, the statements of operations for the six and three months ended June 30, 2007 and 2006 and cash flows for the six months ended June 30, 2007 and 2006.

              The   results  of  operations  for the six and three  months ended
              June   30, 2007  and 2006 are not  necessarily  indicative  of the results to be expected for the full year.

              The accounting policies followed by the Company are set forth in Note 2 to the Company's financial statements included in its Annual Report on Form 10-KSB for the year ended December 31, 2006.


2.            NOTE PAYABLE - RELATED PARTY

              Through June 30, 2007, the Company executed notes aggregating a total of $51,009 which bear interest of 10% per annum. These notes are convertible into shares of common stock at any time at the conversion rate of $.01 per share. The value of the conversion feature was not considered material. A note payable in the amount of $24,409 became due January 1, 2007. At June 30, 2007 the entire balance of the note was outstanding.

CENTRACAN, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.            DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN MATTERS

              The Company's initial activities have been devoted to developing a business plan, structuring and positioning itself to take advantage of opportunities available in the internet industry and raising capital for future operations and administrative functions. The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

              The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the financial statements, development stage losses from March 21, 1997 (date of inception) to June 30, 2007 aggregated $287,920 and raise substantial doubt about the Company's ability to continue as a going concern. The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.

              The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

                                   PART III

ITEM 1.    INDEX TO EXHIBITS

3.1        Articles of Incorporation

3.2        Amendment No. 1 to Articles of Incorporation

3.3        Amendment No. 2 to Articles of Incorporation

3.4        By-laws




                                 SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CENTRACAN INCORPORATED
                                     ----------------------
                                          (Registrant)




                                             By: /s/ Jerome Goubeaux
Date: November 8, 2007                           --------------------
                                               Jerome Goubeaux, President